Exhibit 99.1

NWTN Inc. Announces Results of Its Extraordinary General Meeting of Shareholders on August 12, 2025

DUBAI, UAE, August 13, 2025 -- NWTN Inc. (Nasdaq: NWTN) (the “Company”), a Nasdaq-listed company headquartered in the UAE, today announced the results of its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) held on August 12, 2025 at 3 p.m., Dubai local time.

At the Extraordinary General Meeting, the shareholders of the Company adopted the following resolutions: (i) a special resolution to change the Company’s name from “NWTN Inc.” to “Robo.ai Inc.”, (ii) an ordinary resolution to appoint Yehong Ji as a new independent director of the Company, (iii) a special resolution to amend and restate the currently effective Second Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association to reflect the change of the Company’s name, (iv) a special resolution to authorize any one director or executive officer of the Company to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolutions as such director or executive officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands, and (v) an ordinary resolution to direct and approve the chairman of the Extraordinary General Meeting to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the Board that there are no sufficient votes to approve the above proposals and more time is necessary or appropriate to approve one or more proposals at the Extraordinary General Meeting.

The Company expects to complete the relevant registration procedures for its name change in the near future and will issue a press release to advise the market when the change has taken effect.

About NWTN Inc.

NWTN Inc. (Nasdaq: NWTN) is a UAE-headquartered global intelligent technology company, focuses on smart mobility, smart manufacturing, and smart contracts. By integrating smart manufacturing with its global ecosystem platform, the Group is expanding its smart technology ecosystem across markets including MENA, Southern Europe, and beyond, driving sustainable development through technological innovation.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

NWTN Inc. IR Team

Email: ir@nwtn.ae